12/5


03045127

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aidbus Interhouse PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3341 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT) ☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER) ☐
DEF 14A (PROXY)	☐	

OICF/BY: dlw

DAT : 12/15/03

redbus interhouse plc









Annual report and accounts 2002


INTERHOUSE

Contents


redbus

interhouse plc

redbus interhouse has established itself as one of the leading providers of advanced carrier independent colocation facilities throughout europe with seven fully built-out operational facilities.


London I


London II


London III


London
Amsterdam
Frankfurt
Paris
Milan


Frankfurt


Amsterdam


Paris


Milan

Highlights

- Turnover of £11.5m, an increase of 24% over 2001
- Year end annual recurring revenue order book of £11.6m, an increase of 30% over year end 2001
- Substantial improvement in EBITDA with the loss reducing by 52% from £3.31m in Q1 2002 to £1.59m in Q4 2002
- Further considerable improvement in EBITDA in Q1 2003 to £0.99 million, a reduction in the loss of 71% compared with Q1 2002, and of 38% compared with Q4 of 2002
- Loss for the financial year reduced to £19.1m from £65.2m in 2001
- Substantial reduction in the cost base
- £1.9m of the Nashville escrow funds received
- Conditional contract to sell the Nashville property for £2.9m
- Luxembourg subsidiary sold
- Agreement reached to terminate the Prague leases subject to shareholder approval
- Intention to move to AIM
- Significant further improvement in EBITDA expected in 2003



Michael Tobin
Chief Executive Officer

Last year saw significant change for the Company during a period of difficult market conditions. In order to create the opportunity to succeed in such conditions, fundamental changes had to be made to the management structure, sales strategy and cost base. These measures have been successfully implemented and the Group demonstrated progressive improvements to its trading performance in the second half of 2002. This trend has continued into the first quarter of the current year with a further increase in quarterly turnover and a significant decrease in the quarterly EBITDA loss.

Results

The operating results demonstrate the progress in building the recurring revenue base. Total turnover for the year to 31 December 2002 amounted to £11.5 million, an increase of 24% over the previous year. At the year end the annual recurring revenue order book amounted to £11.6 million, an increase of 30% in what have been challenging market conditions.

The quarterly EBITDA loss before exceptional items has reduced, falling from £3.31 million for each of the first and second quarters to £2.29 million in the third quarter and £1.59 million in the fourth quarter. This consistent reduction in the EBITDA loss demonstrates the success of the measures that have been taken by management to reduce costs and increase revenues. Although the full year EBITDA loss before exceptional items increased to £10.5 million, compared with the previous year of £7.7 million, this increase reflects operating costs for a full 12 months of facilities opened during the latter half of 2001 whilst the revenue streams of these facilities were being established.

Prior to exceptional items there was an adjusted loss before taxation of £17.3 million. Exceptional items amounted to a net cost of £1.8 million. This comprises closure costs of £1.1 million in relation to the Madrid facility, redundancy costs of £0.8 million, costs associated with the extraordinary general meeting of shareholders of £0.2 million and a provision for impairment of fixed assets of £2.1 million, which were offset by a credit of £1.6 million arising from the insurance proceeds following the flooding of the Prague facility net of closure costs and by a reduction in the provision for environmental remediation costs in Nashville of £0.8 million.

At the year end, cash stood at £7.1 million, which excludes the £1.9 million recently received from the escrow funds relating to the Nashville property, the balance remaining in the escrow funds and other cash deposits made in support of bank guarantees for property lease obligations. Other than minimal obligations under finance leases and hire purchase contracts, the Group had no borrowings at the year end.

The Group demonstrated progressive improvements to its trading performance in the second half of 2002. This trend continued into the first quarter of the current year.

Business strategy

The Group's business has endured difficult market conditions for a significant period and the new management team has closely scrutinised the Group's operations to establish how they can succeed in the present very competitive environment. Changes were made to the management structure to more directly and effectively target the Group's potential customer base. Country Managers were appointed early in 2002 and have been focussing on EBITDA performance. The Group's cost base has been reduced substantially. The Madrid site was closed because its EBITDA forecasts were unacceptably low. A decision was taken not to re-build the Prague facility following the flood in August 2002 as sales prospects had become unacceptably low and the funds received from the insurance settlement less the costs of closure were best utilised for working capital purposes elsewhere in the Group's business. Manning levels were reduced significantly.

The Group's priority now is to focus on the sales fill-out of the vacant space in the remaining facilities, which will provide the opportunity to generate substantial additional recurring revenues over the next few years. In addition, in response to customer demand and the evolution in our market place we have introduced new product offerings, including managed firewall and security services, managed bandwidth services, and managed storage area network solutions. A close control over the cost base will also be maintained. The individual performance of each facility will remain under close review and the Board will not hesitate to take whatever action is necessary should adverse trends emerge.

As announced on 20th March 2003, as part of the Company's continued focus on reducing costs, it is intended that the entire issued share capital of the Company be admitted to trading on the Alternative Investment Market of the London Stock Exchange plc ("AIM"). A further announcement relating to the move to AIM will be made in due course.

Facilities

The London I facility remained very profitable and cash generative and had a high occupancy level. The London II and London III facilities only opened towards the end of 2001 and so started the year with little space taken up. London II is targeted at smaller space users and has sold steadily at acceptable pricing levels. The London III facility is targeted at customers with larger space requirements, where competitive conditions have been severe, but as conditions begin to improve we believe this site will prove attractive to prospective customers. The Frankfurt facility produced a good result as a consequence of a full year of the AOL contract. The Paris facility achieved an acceptable take up of space after suffering from the loss in the second half of 2001 of a small number of customers who had occupied large areas or who had reduced their space needs. Occupancy in the Milan and Amsterdam facilities remained at a low level, although since the fourth quarter both facilities have achieved an improved level of new sales orders.



The Group's priority now is to focus on the sales fill-out of the vacant space in the remaining facilities, which will provide the opportunity to generate substantial additional recurring revenues.

Funding

On 11th February, 2003 the Company announced that it was considering raising new funds via a rights issue of equity securities at an effective issue price of 2 pence per ordinary share and that discussions were in progress with an underwriter of an issue to raise up to approximately £4.0 million. It was also announced that such potential fund raising was being considered against the background that the realisation of the Nashville, USA property had not progressed as rapidly as had been previously hoped.

During 2002, progress was made towards the sale of the Nashville property and towards the release of the associated escrow funds totalling approximately £3.0 million, including accrued interest. The Board's firm focus on realising these assets resulted in an application being submitted to the escrow agent for the release of the initial £1.9 million of the escrow funds and in such funds recently being received. Now that the initial amount of the escrow funds has been released, under the terms of the escrow agreement the property can be sold. A conditional agreement exists to sell the property for £2.9 million, which compares with its book value of £1.7 million, although until certain conditions have been satisfied neither the Group nor the purchaser are bound to proceed. However, since the conditional agreement was entered into, the purchaser has commenced due diligence and arising from that a reduction in price of £0.09 million has been offered to the purchaser.

In considering a fund raising it had always been the Board's intention to take whatever steps were realistically possible to raise cash from other sources so that the amount of new funds to be raised via an issue of equity securities would be the minimum required and, if possible, to eliminate the need for such a fund raising altogether. With the release of the initial part of the escrow funds and pending the conditional agreement to sell the property becoming unconditional, together with the measures taken to reduce costs, the Board concluded that it was not currently appropriate to pursue a fund raising. The discussions with a potential underwriter regarding the fund raising by way of an issue of equity securities were terminated. In preparing for the fund raising, professional costs estimated to be £0.4 million were incurred. In the event that the sale of the Nashville property does not proceed as currently anticipated, the Company will need to consider generating funds from alternative sources. Please also refer to the basis of preparation note in these results.

Following the year end, further measures were taken to reduce the Group's cash outgoings, including the sale of the Luxembourg subsidiary for a nominal consideration and an agreement to terminate the property leases of the former Prague facility for a consideration of £1.3 million. The benefits of the sale of the Luxembourg subsidiary will be the elimination of the rent obligation under the subsidiary's property lease of £0.6 million per annum and the recovery of a cash deposit of £0.2 million. The agreement to terminate the property leases of the former Prague facility is subject to the approval of shareholders and a circular will be sent to shareholders in due course. The termination of these leases will lead to the elimination of annual rents of £0.7 million and of substantial reinstatement costs, and to the recovery of a cash deposit of £0.2 million. Further agreements have been reached with other landlords pursuant to which the terms of certain property leases have been amended in the Group's favour.



The Board expects the Group's operating results measured in terms of EBITDA to show significant improvement during 2003.

Recently, the Company received a notice to terminate a customer contract with an annual value of £1.26 million whereby the customer is seeking to terminate with effect from 1st July, 2003. The Company has not accepted the attempted termination and is taking appropriate steps. In order for the Group to become cashflow positive from trading activities additional revenues need to be generated and in the event that the notice to terminate is successful those additional revenues will need to include amounts to compensate for the loss of such contract.

Board changes

On 31st March, 2003, John Porter stepped down as Executive Chairman and as a Director and the Board would like to thank him for his services to the Company. Kevin Neal resigned earlier on this year as a Director and the Board would also like to thank him for his services to the Company. Finally, I was pleased to accept appointment as Chief Executive Officer on 20th March, 2003 having previously occupied the position of Sales & Marketing Director.

Outlook

Due to the measures that have been taken to reduce costs, together with the increased level of the annual recurring income order book, and assuming the notice to terminate received as noted above is not successful, the Board expects the Group's operating results measured in terms of EBITDA to show significant improvement during 2003. For the first quarter of 2003, the EBITDA loss fell to £990,000, an improvement of 71% compared with the same period of 2002 and of 38% compared with last quarter of 2002. This result demonstrates that considerable progress has already been made towards achieving a significantly improved EBITDA for 2003.

Michael Tobin
Chief Executive Officer

Results

Turnover for the year amounted to £11.5 million compared with £9.3 million in 2001. The increase of £2.2 million principally arose in Frankfurt, London II and London III, but was offset by lower turnover in Paris. The increases in Frankfurt, London II and London III were the consequence of a full year of operations in 2002. As noted last year, in the second half of 2001 the Paris facility lost a small number of customers who had occupied large amounts of space or who had reduced their space needs, which led to reduced turnover in 2002.



Carl Fry
Finance Director

The EBITDA loss before exceptional items increased to £10.5 million compared with £7.7 million in 2001. The increase in the loss mainly arose in London II, London III, Amsterdam and Paris, but was offset by a higher profit in Frankfurt. The increased losses in London II, London III and Amsterdam were due to a full year of operations in 2002. These three facilities had opened towards the end of 2001 and, although their turnover improved, the extent of increase was insufficient to compensate for the resulting increase in costs. The Paris facility fell from an EBITDA profit to a loss as a consequence of the lower turnover referred to above. The EBITDA profit in Frankfurt, which has been profitable from opening in September 2001 due to the AOL contract, increased as a consequence of a full year of operations. London I remained very profitable and cash generative.

The loss before taxation of £19.1 million included net exceptional costs of £1.8 million. Excluding these exceptional items and those that arose in 2001, the adjusted loss before taxation amounted to £17.3 million compared with £11.2 million in 2001.

Exceptional items

Exceptional items amounted to a net cost of £1.8 million, comprising closure costs of £1.1 million in relation to the Madrid facility, redundancy costs of £0.8 million, costs associated with the extraordinary general meeting of shareholders of £0.2 million, a provision for impairment of fixed assets of £2.1 million, which were offset by a credit of £1.6 million arising from the insurance proceeds following the flooding of the Prague facility net of closure costs and by a reduction in the provision for environmental remediation costs in Nashville of £0.8 million.

At the end of 2001 an impairment review of tangible fixed assets was conducted leading to the net book values of the facility fit-out costs of the Madrid and Prague facilities being reduced to zero and the net book value of the Amsterdam facility being substantially reduced. As a consequence, the closure costs of the Madrid facility were considerably reduced and a net credit arose on the closure of the Prague facility due to the insurance settlement of £4.15 million. The impairment provision in 2002 related to the Amsterdam facility, where the remaining net book value of the facility fit-out costs was reduced to zero.

A substantial reduction in the Group's cost base was made during 2002.

Cost base

A substantial reduction in the Group's cost base was made during 2002 through a combination of the closure of the Madrid and Prague facilities and lower costs at head office and the other facilities. The Madrid facility was identified during the first half of the year as having unacceptably low EBITDA forecasts and was closed in September 2002 after a short period during which a sale of the facility was investigated. The closure of the facility will lead to an annual cost saving of approximately £2.1 million with little loss of turnover. After flooding in August 2002, the future of the Prague facility was reviewed and, in light of poor sales prospects, a decision was taken to close the facility and use the proceeds of the insurance settlement elsewhere in the Group's business. The Prague facility opened in Spring 2002 and had an expected annual cost base of approximately £1.4 million. Group staff levels decreased by 18% to 151 employees at the year end with a further significant reduction in the early part of 2003. All other operating costs have been subject to review and savings were achieved.

Following the year end, further measures have been taken to reduce the Group's cash outgoings, including the disposal of the Luxembourg subsidiary and an agreement to terminate the property leases of the former Prague facility. As previously reported, the fit-out of the Luxembourg facility was deferred in 2001 and in light of market conditions and the cash position, a fit-out of the facility would not have been economic for a significant period. Accordingly, the Luxembourg subsidiary and the intercompany debt owing by it were sold for a nominal consideration in March 2003. The value of net assets sold was nominal. The benefits to the Group of the sale of the Luxembourg subsidiary will be the elimination of the rent obligation under the subsidiary's property lease of £0.6 million per annum and the recovery of a cash deposit of £0.2 million. An agreement, which may be terminated if the Company does not receive the approval of shareholders, has been reached with the landlords of the Prague facility under which the property leases will be terminated without any obligation to reinstate the properties to their former condition. The consideration payable amounts to £1.3 million, which was provided for during 2002. Termination of these property leases will lead to the recovery of a cash deposit of £0.2 million and the elimination of annual rents of £0.7 million and of substantial reinstatement costs. Further agreements have been reached with other landlords pursuant to which the terms of certain property leases have been amended in the Group's favour.



At the year end, cash amounted to £7.1 million. There were no borrowings other than minimal obligations under finance leases and hire purchase contracts.

Capital expenditure amounted to £3.9 million. This was much reduced over 2002 and is expected to fall further during 2003. The charge for depreciation for 2002 was calculated in accordance with the Group's policy to write off assets on a straight line basis over their estimated useful life. In applying this policy to plant and equipment the charge of £6.7 million was calculated at a rate of 20% per annum on the cost of such assets less the previous impairment charge brought forward from 2001. In the Group's interim results to the third quarter, the charge for depreciation on plant and equipment was based on 20% of the cost of such assets. Accordingly, this led to higher depreciation charges being shown in the interim results to the third quarter than is now reflected for such nine months period in the results for the year.

Funding

At the year end, cash amounted to £7.1 million, which excludes the cash recently received from the escrow funds relating to the Nashville property, the balance remaining in the escrow funds and other cash deposits made in support of bank guarantees for property lease obligations. There were no borrowings other than minimal obligations under finance leases and hire purchase contracts.

As referred to in the Chief Executive's Report, on 11th February, 2003 the Company announced that it was considering raising new funds via a rights issue of equity securities of up to approximately £4.0 million. However, as also noted, with the release of the initial part of the Nashville escrow funds and pending the conditional agreement to sell the Nashville property becoming unconditional, together with the measures taken to reduce costs, the Board concluded that it was not currently appropriate to pursue a fund raising.

The Company recently received a notice to terminate a customer contract with an annual value of £1.26 million whereby the customer is seeking to terminate with effect from 1st July, 2003. The Company has not accepted the attempted termination and is taking appropriate steps. In order for the Group to become cashflow positive from trading activities additional revenues need to be generated and in the event that the notice to terminate is successful those additional revenues will need to include amounts to compensate for the loss of such contract.

Carl Fry
Finance Director

Directors' Report

The directors have pleasure in submitting their report together with the audited accounts for the year ended 31st December, 2002.

Principal activities

The principal activity of the Company is the provision of carrier independent colocation services.

The subsidiaries principally affecting the loss and net assets of the Group in the year are listed in note 11 to the financial statements.

Review of business

A review of the business is set out in the Chief Executive's Report and the Financial Review on pages 2 to 6.

Results and dividends

The results for the year are set out in the Group profit and loss account. The loss for the financial year amounted to £19,121,000 (2001 – loss £65,161,000). The directors are not recommending the payment of a dividend (2001 – £nil).

Substantial interests

At the date of this report the Company had been notified of the following substantial interests in the shares of the Company:

	No. of shares	%
Redbus Group SA	43,034,368	28.51
Telos Environmental Services Limited*	22,496,000	14.90
UK2 Group Limited**	12,350,000	8.18
Butterfield Bermuda Global Custody General Account***	8,668,332	5.74
Aviation Adventurers Limited, Adam Pelled and David Pelled	7,750,000	5.13
i-spire Corporation Limited****	6,501,679	4.31

* John Porter has an interest in these shares since he is the sole owner of Telos Environmental Services Limited.

** Bo Bendtsen has an interest in these shares since he is the majority shareholder of UK2 Group Limited.

*** Oliver Grace has an interest in 8,473,750 of these shares, which are held by several trusts under which he is a beneficiary.

**** John Porter has an interest in these shares since he is the majority shareholder of i-spire plc, the parent company of i-spire Corporation Limited.

Directors

The directors who held office during the year were as follows:

Michael Tobin (Chief Executive Officer) *(appointed 9th May, 2002)*
Carl Fry (Finance Director)
Bo Bendtsen *(appointed 20th June, 2002)*
Paul Dumond
Oliver Grace *(appointed18th November, 2002)*
Alex Bligh *(resigned 20th June, 2002)*
James Morton *(resigned 10th May, 2002)*
Kevin Neal *(resigned 10th March, 2003)*
John Porter *(resigned 31st March, 2003)*
Tony Simkin *(resigned 20th June, 2002)*
Cliff Stanford *(resigned 20th June, 2002)*

In accordance with the articles of association, Paul Dumond and Carl Fry retire by rotation at the forthcoming annual general meeting and, being eligible, are being proposed for re-appointment. Michael Tobin, Bo Bendtsen and Oliver Grace who were appointed as directors during the year also retire at the next annual general meeting and, being eligible, are being proposed for re-appointment. The directors' biographies are included on page 36.

Supplier payment policy

The Company's policy is to pay its suppliers on the terms agreed with them. Trade creditor days for the Company for the year ended 31st December, 2002 was 38 days (2001 – 30 days).

Share capital

During the year the Company issued a total of 49,680 ordinary shares on the exercise of share options.

Annual General Meeting

The notice of the annual general meeting of the Company will be issued separately and will contain explanations of the resolutions to be proposed to the meeting.

Auditors

During the year the auditors, Arthur Andersen, resigned and Deloitte & Touche were appointed to fill the casual vacancy arising. Deloitte & Touche have expressed their willingness to continue in office as auditors and a resolution to re-appoint them will be proposed at the forthcoming annual general meeting.

Masters House
107 Hammersmith Road
London W14 0QH

4th June, 2003

By order of the Board
Paul Dumond
Director

The Combined Code on Corporate Governance

The Company is committed to the principles of corporate governance contained in the Combined Code on Corporate Governance (the "Combined Code") which sets out the Principles of Good Governance and the Code of Best Practice.

Statement of compliance

The Company has been in compliance throughout the year with the provisions set out in Section 1 of the Combined Code except as set out below and where applicable in the Directors' Remuneration Report.

Statement of application

The Company has applied the Principles of Good Governance set out in Section 1 of the Combined Code by complying with the Code of Best Practice as reported above. Further explanation of how the Principles of Good Governance have been applied is set out below and, in connection with directors' remuneration, in the Directors' Remuneration Report.

The Board

The Board of directors meets at regular intervals during the year. The roles of Chairman and Managing Director were split during the year between, respectively, John Porter and Kevin Neal. John Porter resigned as Chairman in March 2003 and has yet to be replaced. Kevin Neal stepped down as Managing Director in September 2002 and was replaced by Michael Tobin as Chief Executive Officer in March 2003. The composition of the Board varied during the year with a maximum of 4 and a minimum of 3 executive directors and a maximum of 6 and minimum of 2 non-executive directors. The Board presently comprises 2 executive directors and 3 non-executive directors. At least 2 of the non-executive directors who served during the year and all those who serve currently are considered by the Board to be independent of management and free from material conflicts of interest that could affect their judgement. The Board has reached this conclusion notwithstanding that a company controlled by Bo Bendtsen is a customer and that Bo Bendtsen has a significant share interest in the Company, Oliver Grace having a significant share interest in the Company and that a company controlled by Paul Dumond provides company secretarial services and other services to the Company. The Board believes that it has had and continues to have an appropriate balance between executive and independent non-executive directors.

James Morton was the senior independent non-executive director until his resignation in May 2002. Contrary to provision A.2.1 there has been no senior independent non-executive since then, although the Board intends to make an appointment in due course.

Although contrary to provision A.1.6 there is no formal training procedure for newly appointed directors, such persons have direct access to the Company Secretary and to the Company's professional advisers at the expense of the Company who are able to advise on the necessary requirements for a member of the Board of a listed company.

Information, including that of an operating and financial nature, is supplied to the Board in a timely and appropriate fashion. Appointments to the Board are dealt with by the Board as a whole and, accordingly, there is no nominations committee in contrast to the requirements of provision A.5.1. The Combined Code requires that the non-executive directors serve for set terms and that all directors seek appointment every three years. Under the Company's articles of association one third of the directors retire every year and no director may serve for more than three years without being re-elected by the shareholders. The Company believes that this approach is sufficiently in line with the requirements of the Combined Code.

Relations with shareholders

The directors seek to build a mutual understanding of the objectives of the Company with its institutional shareholders by making regular presentations to them to discuss long-term issues and obtain feedback. The Board actively encourages private investors to attend the annual general meeting and to raise questions regarding strategy and performance.

Accountability and audit

Balanced and understandable assessment of financial position and prospects

The Board has shown its commitment to presenting balanced and understandable assessments of the Company's financial position and prospects by the inclusion of additional, non-mandatory operating and financial information in the Chief Executive's Report and the Financial Review included in the annual report and in the preliminary announcements of annual and interim results.

Audit committee

The function of the audit committee is to oversee the arrangements for financial reporting and the application of suitable financial internal controls and procedures and to maintain an appropriate relationship with the auditors. Until May 2002, membership of the audit committee comprised Paul Dumond, Tony Simkin and James Morton. In May 2002 and June 2002, respectively, James Morton and Tony Simkin resigned from the Board and in June 2002 Bo Bendtsen became a member after his appointment to the Board. Accordingly, since June 2002 and contrary to provision D.3.1 there has only been 2 members of the audit committee compared with the requirement of at least 3 members. The Board intends to appoint an additional member in due course.

Internal control

The Board has overall responsibility for establishing a sound system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate risk and can provide only reasonable and not absolute assurance against the risk of failure to achieve the Company's business objectives or risk of loss or material misstatement of the financial results. The responsibility for implementing and reviewing systems of internal control has been entrusted to the executive directors and senior management. The review of the effectiveness of such systems is a continuous process and covers all controls, including financial and operational controls and risk management.

Going concern

During the year the Group incurred an EBITDA loss of £10.5 million and a loss for the financial year of £19.1 million. Financial forecasts have been prepared covering the next 12 months that show the Group will meet its liabilities during that period. These forecasts assume that the Nashville property will be sold during 2003. A conditional agreement exists to sell the property for £2.9 million, although until certain conditions have been satisfied neither the Group nor the purchaser are bound to proceed. Failing the conditional agreement being completed, the directors consider that during 2003 an alternative sale can be agreed or that a borrowing facility can be raised of a sufficient amount secured against the property. Accordingly, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future, that is for the next 12 months from the date of the accounts. For this reason, they continue to adopt the going concern basis in preparing the accounts. Please also refer to the basis of preparation note in these results

Derivatives and other financial instruments

The Group's financial instruments comprise cash, cash deposits and short term debtors and creditors that arise as a result of normal operations. The Company does not enter into derivatives transactions and does not trade in financial instruments. As the Group has cash and no borrowings other than minimal obligations under finance leases and hire purchase contracts, the interest rate risk and liquidity risk are not significant. Surplus cash is placed on deposit or in the money market to earn interest income. The Company's reporting currency is in sterling and, as a large part of the Group's operations are located in continental Europe, there are foreign exchange risks arising from the potential changes in the rate of exchange between sterling and the euro. These risks arise in two ways. Firstly, there is exposure to translation losses arising on consolidation of the results of European operations. Secondly, there is the risk of exchange losses in the Company's accounts on euro denominated intercompany loans to its subsidiaries. The Group's policy is not to hedge against foreign currency exposure.

Directors' responsibilities

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss of the Group for that period. In preparing those accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed; and
- prepare the accounts on a going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and Group and enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and Group and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

This report has been prepared in accordance with the UK Directors' Remuneration Report Regulations 2002, which introduced new statutory requirements for the disclosure of directors' remuneration in respect of periods ending on or after 31st December, 2002. As required by the Regulations, a resolution to approve the report will be proposed at the forthcoming Annual General Meeting of the Company.

The Regulations require the auditors to report to the Company's members on the "information subject to audit" part of the Directors' remuneration report and to state whether in their opinion that part of the report has been properly prepared in accordance with the Companies Act 1985 (as amended by the Regulations). The report has therefore been divided into separate sections for information subject to audit and information not subject to audit.

Information not subject to audit

Remuneration committee

The Company has established a remuneration committee in accordance with the recommendations of the Combined Code on Corporate Governance. Until May 2002, membership of the remuneration committee comprised Paul Dumond, Alex Bligh and James Morton. In May 2002 and June 2002, respectively, James Morton and Alex Bligh resigned from the Board and in June 2002 Bo Bendtsen became a member after his appointment to the Board. The Board intends to appoint an additional member in due course. All members of the remuneration committee who served during the year or who currently serve are considered to be independent of management and free from material conflicts of interest that could affect their judgement. The remuneration committee makes recommendations to the Board. No director plays a part in any discussion about his remuneration.

Remuneration policy

The Company's policy on the remuneration of executive directors, as well as that for other senior employees, is determined by the remuneration committee and is subject to confirmation by the Board. Remuneration is set at a level sufficient to attract, retain and motivate the individuals needed to manage the Company successfully.

Executive directors are paid basic salaries in line with their responsibilities and are reviewed annually. The bonus plans of the Chief Executive Officer are based on the financial performance of the Company. There are two plans in operation. Firstly, he is entitled to receive up to an annual aggregate of 30% of his basic annual salary paid on a quarterly basis subject to meeting targets. Secondly, he is entitled to receive £100,000 following the third consecutive month in which the Group achieves an EBITDA positive level with the first such month being no later than January 2004. The Finance Director is entitled to a discretionary bonus. Accordingly, contrary to provision B.1.4 the remuneration of all executive directors does not include a performance related element that forms a significant proportion of total remuneration.

The executive directors are entitled to an employer contribution towards their pension arrangements. The Chief Executive Officer receives a salary supplement for pension purposes equal to 5% of his basic salary. The Company contributes 5% of the Financial Director's basic salary and any annual bonuses to his pension scheme.

Executive directors are entitled to share options and awards under the following two incentive schemes:

Unapproved executive share option scheme and UK approved schedule

The Scheme is the only option scheme under which share options in the Company are currently granted. Options are awarded by either the remuneration committee or the Board of directors at their discretion. They generally become exercisable at a rate of 1/36th per month, commencing one year after the date of grant or such other date as may be determined at the time of grant and expire no later than 10 years after the date of grant.

Long term incentive plan

The Plan is structured to deliver cash bonuses to eligible directors and employees and comprises of two parts. The first part of the Plan allows for directors and employees to be entitled to a bonus equal to the growth in value of a specified number of shares. These awards generally become exercisable in the same way as options under the Scheme, at the rate of 1/36th per month commencing one year after the date of grant or such other date as may be determined at the date of grant. Awards expire no later than 10 years after the date of grant. Under the second part, discretionary cash bonuses can be paid to directors and employees based on the achievement of performance criteria determined by the remuneration committee.

Options granted under the scheme and awards made under the plan to executive directors are at the discretion of the remuneration committee and are based on various subjective factors primarily relating to the responsibility of the individual directors, their expected future contributions and prior grants and awards. Options, once granted, and awards, once made under the first part of the long term incentive plan, are not subject to performance conditions other than the exercise price is never lower than the market price at the date of grant or award. The remuneration committee considers that this appropriately aligns the interests of management with those of the Company and shareholders generally.

Performance graph

Set forth below for the 5 year period commencing 1st January, 1998 and ending 31st December, 2002 is a line graph comparing the yearly change in the cumulative total stockholder return on the Company's ordinary shares against the cumulative total return of the FTSE All Share Price Index and the FTSE Software and CPU Services Price Index. The FTSE All Share Price Index has been selected as it is a broadly based index of UK listed securities and the FTSE Software and CPU Services Price Index has been selected as it relates to the technology sector.


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0%
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Dec-97
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Jun-99
Sep-99
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Mar-00
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Mar-01
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Redbus Total Return Index
FTSE All Share Price index
FTSE Software & CPU Services Price Index

Directors' contracts

It is the Company's policy that executive directors should have service contracts with an indefinite term providing for a maximum of one year's notice. The directors who served during the year had service contracts with the Group as follows:

Michael Tobin: His service contract is dated 2nd April, 2003. It is is for an indefinite term and the Company is required to give 9 months' notice of termination of employment.

Carl Fry: His service contract is dated 30th May, 2001 and is is for an indefinite term. The Company is required to give 3 months' notice of termination of his employment and following the Company giving such notice he is entitled to a one-off payment of 75% of his annual salary, which will be paid at the end of such notice period. In the event that control of the Company changes and certain other conditions are met, he may terminate his employment. In that event the Company can require him to work up to 3 months on normal salary and benefits and then pay as a lump sum the balance of salary and benefits for the 12 months' period.

Kevin Neal: His service contract was dated 9th March, 2000. He left employment as an executive director on 30th September, 2002 and resigned from the Board on 10th March, 2003. He received compensation for loss of office of £150,000 to compensate him for his loss of employment.

John Porter: His services were provided through Telos Environmental Services Limited under an agreement dated 9th March, 2000. He resigned as a director on 31st March, 2003 and payment was made until the end of the three months' notice period.

Cliff Stanford: His services were provided through Redbus Management Limited under an agreement dated 9th March, 2000 He resigned as a director on 20th June, 2002 and payment for his services ceased during that month.

Non-executive directors

Non-executive directors do not have specific terms of engagement. Their remuneration is determined by the Board within the limits set by the articles of association of the Company. Paul Dumond receives remuneration amounting to £10,000 per annum. Bo Bendtsen and Oliver Grace do not currently receive any remuneration.

Information subject to audit

Directors' emoluments

Emoluments for the year ended 31st December, 2002 were as follows:

Name of Director	Basic salary £000	Bonuses £000	Pension contribution £000	Compensation for loss of office £000	**2002 total £000**	2001 total £000
Executive						
Michael Tobin	97	27	–	–	**124**	–
Carl Fry	161	5	8	–	**174**	169
Kevin Neal, *resigned*	138	–	8	150	**296**	185
Non-executive						
Bo Bendtsen	–	–	–	–	**–**	–
Paul Dumond	10	–	–	–	**10**	10
Oliver Grace	–	–	–	–	**–**	–
Alex Bligh, *resigned*	5	–	–	–	**5**	10
James Morton, *resigned*	4	–	–	–	**4**	10
Aggregate emoluments	415	32	16	150	**613**	384

The above table does not include amounts payable to Redbus Management Limited in respect of the services of Cliff Stanford and Tony Simkin of £25,000 (2001 – £50,000) and £5,000 (2001 – £10,000) respectively, both of whom resigned during the year. The above table also does not include amounts payable to Telos Environmental Services Limited in respect of the services of John Porter of £66,000 (2001 – £50,000), who since the year end has resigned.

The aggregate directors' remuneration was as follows

	2002 £000	2001 £000
Emoluments	**447**	375
Payments to Redbus Management Limited	**30**	60
Payments to Telos Environmental Services Limited	**66**	50
Compensation for loss of office	**150**	–
Money purchase pension contributions	**16**	9
	709	494

Directors' options

Details of the options held by the directors were as follows:

	Date of Grant	Note	Option Price (pence)	**Options Outstanding at 31st December, 2002**	Options Outstanding at 31st December, 2001	Expiry Date
Directors:						
Michael Tobin	6th September, 2002	(a)	4.00	**3,000,000**	–	6th September, 2012
Carl Fry	19th September, 2000	(a)	289.00	**112,941**	112,941	19th September, 2010
	2nd April, 2001	(a)	77.50	**464,516**	464,516	2nd April, 2011
	6th September, 2002	(a)	4.00	**500,000**	–	6th September, 2012
Paul Dumond	15th September, 1997	(c)	12.10	**15,345**	15,345	15th September, 2004
	3rd April, 2000	(a)	110.00	**50,000**	50,000	8th March, 2010
John Porter	3rd April, 2000	(a)	110.00	**100,000**	100,000	8th March, 2010
Kevin Neal	26th May, 1999	(b)	5.79	**690,000**	690,000	25th May, 2004
	1st October, 1999	(b)	5.79	**690,000**	690,000	30th September, 2004
	3rd April, 2000	(a)	110.00	**100,000**	100,000	8th March, 2010

(a) Options granted by the Company under the Scheme that become exercisable at a rate of 1/36th per month, commencing one year after the date of grant.

(b) Options that are currently exercisable.

(c) Options granted by Horace Small Apparel plc prior to its reverse acquisition by Redbus Interhouse Limited in April 2000, all currently exercisable.

No directors exercised options during the year.

The market price of the ordinary shares at 31st December, 2002 was 3.75p and the range during the year was 10.75p to 3.25p.

Directors' interest in the long term incentive plan

Details of awards held by the directors were as follows:

	Date of Grant	Entry Price £	Exit Price £	Total Potential Cash Value £	Expiry Date	**Number of Phantom Awards 2002**	Number of Phantom Awards 2001
Director:							
Carl Fry	5th December, 2000	1.885	2.89	113,506	5th December, 2010	**112,941**	112,941

Directors' share interests

The directors' interests, which are all beneficial, in the share capital of the Company are set out below:

	31st December, 2002	1st January, 2002 or subsequent date of employment
John Porter [1]	**32,397,679**	29,997,679
Bo Bendtsen [2]	**12,350,000**	8,800,000
Oliver Grace [3]	**8,473,750**	8,473,750
Paul Dumond	**8,333**	8,333
Carl Fry	**–**	–
Kevin Neal	**–**	–
Michael Tobin	**–**	–

Notes

[1] The substantial majority of John Porter's interest in these shares is through Telos Environmental Services Limited, of which he is the sole owner, and through i-spire plc, of which he is the majority shareholder.

[2] Bo Bendtsen's interest in these shares is through UK2 Group Limited.

[3] Oliver Grace's interest in these shares, which are held by Butterfield Bermuda Global Custody General Account, is through several trusts, under which he is a beneficiary.

There have been no changes in the above directors' share interests since the year end.

Approval

This report was approved by the Board on 4th June, 2003 and signed on its behalf by:

Paul Dumond

Director

Independent auditors' report

To the shareholders of Redbus Interhouse plc

We have audited the accounts of Redbus Interhouse plc for the year ended 31st December, 2002 which comprise the profit and loss account, balance sheets, cash flow statement, statement of total recognised gains and losses and the related notes 1 to 23. These accounts have been prepared under the accounting policies set out therein. We have also audited the information in the part of the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's shareholders, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's shareholders those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's shareholders as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the accounts in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the directors' remuneration report. Our responsibility is to audit the accounts and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report for the above year as described in the contents section including the unaudited part of the directors' remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the directors' remuneration report described as having been audited.

Opinion

In our opinion:

- the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31st December, 2002 and of the loss of the Group for the year then ended; and
- the accounts and part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche
Chartered Accountants and Registered Auditors
London

4th June, 2003

Group profit and loss account

FOR THE YEAR ENDED 31ST DECEMBER, 2002

	Notes	2002 £000	2001 £000
Turnover - continuing operations	2	**11,545**	9,311
Cost of sales		**(23,400)**	(67,003)
Provision for impairment of tangible fixed assets	3, 10	**(2,105)**	(50,165)
Other exceptional items	3	**490**	(2,788)
Other cost of sales		**(21,785)**	(14,050)
Gross loss		**(11,855)**	(57,692)
Administrative expenses		**(7,720)**	(10,247)
Exceptional items	3	**(238)**	(970)
Other administrative expenses		**(7,482)**	(9,277)
Operating loss - continuing operations	2	**(19,575)**	(67,939)
EBITDA loss before exceptional items		**(10,509)**	(7,729)
Depreciation	10	**(7,213)**	(6,287)
Provision for impairment of tangible fixed assets	10	**(2,105)**	(50,165)
Other exceptional items		**252**	(3,758)
Share of associate's operating loss	3	**-**	(100)
Interest receivable and similar income	5	**466**	2,902
Interest payable and similar charges	6	**(12)**	(49)
Loss on ordinary activities before taxation	7	**(19,121)**	(65,186)
Taxation on loss on ordinary activities	8	**-**	25
Loss for the financial year		**(19,121)**	(65,161)
Loss per share:			
Basic and diluted loss per share	9	**(12.7)p**	(43.2)p
Adjusted loss per share	9	**(11.4)p**	(7.4)p

Movements on reserves are set out in note 17.

The accompanying notes are an integral part of these accounts.

Group statement of total recognised gains and losses

FOR THE YEAR ENDED 31ST DECEMBER, 2002

	2002 **£000**	2001 £000
Loss for the financial year	**(19,121)**	(65,161)
Currency translation differences	**54**	103
Total recognised losses for the financial year	**(19,067)**	(65,058)

The accompanying notes are an integral part of these accounts.

Group balance sheet

AT 31ST DECEMBER, 2002

	Notes	**2002 £000**	2001 £000
Fixed assets			
Tangible assets	10	**19,385**	24,629
Current assets			
Debtors: due within one year	12	**8,771**	9,868
Debtors: due after one year	12	**6,563**	5,974
Cash at bank and in hand	13	**7,112**	22,152
		22,446	37,994
Creditors: amounts falling due within one year	14	**(9,302)**	(10,565)
Net current assets		**13,144**	27,429
Total assets less current liabilities		**32,529**	52,058
Creditors: amounts falling due after more than one year	14	**(3)**	(19)
Provisions for liabilities and charges	15	**(3,110)**	(3,559)
Net assets	2	**29,416**	48,480
Capital and reserves			
Called up share capital	16	**1,509**	1,509
Capital redemption reserve	17	**46**	46
Share premium account	17	**102,529**	102,526
Other reserve	17	**14,306**	14,306
Profit and loss account	17	**(88,974)**	(69,907)
Equity shareholders' funds	18	**29,416**	48,480

The accounts were approved by the Board of Directors on 4th June, 2003 and signed on its behalf by:

Carl Fry *Director*

The accompanying notes are an integral part of these accounts.

Company balance sheet

AT 31ST DECEMBER, 2002

	Notes	2002 £000	2001 £000
Fixed assets			
Tangible assets	10	**183**	229
Investments in subsidiary undertakings	11	**8,122**	3,427
		8,305	3,656
Current assets			
Debtors: due within one year	12	**13,374**	25,493
Debtors: due after one year	12	**5,369**	5,296
Cash at bank and in hand		**5,301**	16,338
		24,044	47,127
Creditors: amounts falling due within one year	14	**(695)**	(752)
Net current assets		**23,349**	46,375
Total assets less current liabilities		**31,654**	50,031
Provisions for liabilities and charges	15	**(728)**	(158)
Net assets		**30,926**	49,873
Capital and reserves			
Called up share capital	16	**1,509**	1,509
Capital redemption reserve	17	**46**	46
Share premium account	17	**102,529**	102,526
Profit and loss account	17	**(73,158)**	(54,208)
Equity shareholders' funds		**30,926**	49,873

The accounts were approved by the Board of Directors on 4th June, 2003 and signed on its behalf by:

Carl Fry *Director*

The accompanying notes are an integral part of these accounts.

Group cash flow statement

FOR THE YEAR ENDED 31ST DECEMBER, 2002

	Notes	2002 £000	2001 £000
Net cash outflow from operating activities	19a	**(11,060)**	(8,123)
Returns on investments and servicing of finance			
Interest received and similar income		**466**	2,902
Interest paid and similar charges		**(12)**	(49)
Net cash inflow		**454**	2,853
Taxation			
Corporation tax		**(40)**	(275)
Net cash outflow		**(40)**	(275)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(4,243)**	(58,293)
Disposal of tangible fixed assets		**25**	14
Net cash outflow		**(4,218)**	(58,279)
Cash outflow before financing		**(14,864)**	(63,824)
Financing			
Receipt from issue of ordinary shares		**3**	51
Capital element of finance lease and hire purchase contract payments		**(233)**	(322)
Net cash outflow		**(230)**	(271)
Decrease in cash in the year	19b	**(15,094)**	(64,095)

The accompanying notes are an integral part of these accounts.

1. Accounting policies

Basis of preparation

The accounts have been prepared on a going concern basis under the historical cost convention and in accordance with applicable accounting standards.

During the year the Group incurred an EBITDA loss of £10.5 million and a loss for the financial year of £19.1 million. Financial forecasts have been prepared covering the next 12 months that show the Group will meet its liabilities that fall due in that period. Following the recent receipt of notice to terminate a customer contract with an annual value of £1.26 million, described in note 23, adjusted forecasts do not show the Group generating sufficient turnover to become cashflow positive at the operating level. Accordingly, the Group is reliant on the sale of the Nashville property during 2003 to achieve a positive net cash position. Whilst the directors expect the property to be sold during 2003, if the property is not sold or a borrowing facility raised of a sufficient amount secured against the property, the Group may not have sufficient working capital for its present requirements, that is for the next 12 months. In such an event the directors would consider alternative sources of funding and failing finding alternative sources it would then be the duty of the Board to consider the most appropriate steps. The accounts do not include any adjustments that may be necessary should the additional funds not become available and, consequently, the preparation on a going concern basis may no longer be appropriate.

The following paragraphs describe the principal policies, all of which have been applied consistently throughout the current and preceding year. The accounting policies of some overseas subsidiary undertakings do not conform with UK accounting standards and, where appropriate, adjustments are made on consolidation in order to present the Group accounts on a consistent basis.

Basis of consolidation

On 5th April, 2000 the Company, then named Horace Small Apparel plc, became the legal parent Company of Redbus Interhouse Limited in a share-for-share transaction. Due to the relative values of the companies, reverse acquisition accounting was adopted as the basis of consolidation. Horace Small Apparel plc has been brought into the consolidation from 5th April, 2000 at fair values at that date and the reserves of the Group are based on the pre-combination reserves of Redbus Interhouse Limited.

The Group accounts consolidate the accounts of the Company and its subsidiaries drawn up to 31st December each year. The results of subsidiaries acquired or sold since 5th April, 2000 are consolidated for the periods from or to the date on which control passed. Acquisitions since 5th April, 2000 are accounted for under the acquisition method.

Turnover

Turnover comprises sales of colocation services, set-up fees in relation to colocation services and fees in respect of ancillary services, excluding sales taxes. Sales of colocation services are recognised evenly on a time basis according to the periods to which invoiced amounts relate. Set-up fees in relation to colocation services are recognised once the service has been completed. Fees in respect of ancillary services are recognised either on a time basis or once the service has been completed depending upon the nature of the service.

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment.

Depreciation is provided in order to write off assets, other than freehold land, on a straight line basis over their estimated useful lives as follows:

Property	50 years
Plant and equipment	5 years
Computer equipment	3 years
Office equipment	3 years
Motor vehicles	3 years

Investments

Investments in subsidiary undertakings are stated at cost less provision for impairment.

1. Accounting policies (continued)

Leases and hire purchase contracts

Assets held under finance leases and hire purchase contracts are capitalised at the fair value of the asset and the resulting lease and hire purchase obligations are included in creditors net of finance charges. The assets are depreciated over the shorter of the lease term and their useful economic life. Finance charges are allocated to accounting periods over the periods of the leases and hire purchase contracts at a constant rate of return on the outstanding balance.

Rentals payable in respect of operating leases are charged to the profit and loss account on a straight line basis over the lease term.

Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid or recovered using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the accounts that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the accounts.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

Pensions

The Company operates a defined contribution pension scheme. The assets of the scheme are held separately from those of the Company in an independently administered fund. The amount charged to the profit and loss account is the contribution payable for the year.

Foreign currencies

Foreign currency transactions are converted at the rate of exchange ruling at the date of the transaction or translated at the period end rate in the case of transactions not then finalised. Exchange differences arising on these transactions are charged in the profit and loss account.

Assets and liabilities of overseas subsidiaries at the period end are translated into sterling at the rate of exchange ruling at that date and the results of overseas subsidiary undertakings are translated into sterling at the average rate of exchange for the period. Translation differences arising as a consequence are taken to reserves and reported in the statement of total recognised gains and losses.

2. Segmental analysis

The Group operates in one business segment and in the geographical segments set out below. Turnover by destination is not materially different to turnover by origin as set out below.

Turnover

	2002 £000	2001 £000
United Kingdom	**6,567**	5,642
Continental Europe	**4,978**	3,669
	11,545	9,311

Operating loss

	2002 Underlying £000	**2002 Provision for impairment £000**	**2002 Other exceptional items £000**	**2002 Total £000**	2001 Underlying £000	2001 Provision for impairment £000	2001 Other exceptional items £000	2001 Total £000
United Kingdom	**(4,601)**	**–**	**(109)**	**(4,710)**	11	(16,942)	(88)	(17,019)
Continental Europe	**(7,696)**	**(2,105)**	**710**	**(9,091)**	(6,897)	(33,223)	(2,359)	(42,479)
	(12,297)	**(2,105)**	**601**	**(13,801)**	(6,886)	(50,165)	(2,447)	(59,498)
Central	**(5,425)**	**–**	**(349)**	**(5,774)**	(7,130)	–	(1,311)	(8,441)
	(17,722)	**(2,105)**	**252**	**(19,575)**	(14,016)	(50,165)	(3,758)	(67,939)

Operating net assets

	2002 £000	2001 £000
United Kingdom	**7,828**	8,621
Continental Europe	**7,717**	9,067
	15,545	17,688
Central	**6,778**	8,892
Net cash	**7,093**	21,900
Net assets	**29,416**	48,480

Central operating net assets and net cash include, respectively, net assets of £4,611,000 (2001 – £3,964,000) and £58,000 (2001 – £987,000) in relation to PLC Properties LLC and Redbus Interhouse Inc, subsidiaries incorporated in the USA.

3. Exceptional items

	Notes	2002 £000	2001 £000
Included in cost of sales:			
Provision for impairment of tangible fixed assets	10	**(2,105)**	(50,165)
Provision for redundancy costs	15	**(412)**	(220)
Reduction in provision for onerous property leases	15	**397**	(2,296)
Provision for closure of Madrid facility	15	**(1,068)**	–
Net credit for closure of Prague facility	15	**1,573**	–
Share option compensation charge		**–**	(272)
		490	(2,788)
Included in administrative expenses:			
Provision for redundancy costs	15	**(397)**	(89)
Provision for onerous property leases	15	**(421)**	–
EGM costs		**(173)**	–
Reduction in provision for environmental remediation costs	15	**753**	–
Abortive fund raising costs		**–**	(640)
Abortive acquisition costs		**–**	(241)
		(238)	(970)
Included in share of associate's operating loss:			
Goodwill write-off		**–**	(100)
Net exceptional expense		**(1,853)**	(54,023)

4. Employees

	2002	2001
The monthly average number of employees was made up as follows:	**Number**	Number
Engineers	**108**	88
Technical support	**12**	20
Sales and marketing	**23**	18
Administration	**34**	27
	177	153

Staff costs, including directors' remuneration during the year comprised:	**£000**	£000
Salaries and wages	**5,699**	4,371
Social security costs	**918**	828
Other pension costs	**116**	145
	6,733	5,344

The pension cost charge for the year amounted to £116,000 (2001 – £145,000). Details of directors' remuneration for the year are provided in the audited part of the Directors' Remuneration Report on pages 11 to 14.

5. Interest receivable and similar income

	2002 £000	2001 £000
Bank interest receivable	**466**	2,902

6. Interest payable and similar charges

	2002 £000	2001 £000
Interest on bank loans and overdrafts	**-**	4
Interest on finance leases and hire purchase contracts	**12**	45
	12	49

7. Loss on ordinary activities before taxation

	2002 £000	2001 £000
This is stated after charging/(crediting):		
Depreciation on tangible fixed assets:		
Owned	**7,080**	6,087
Held under finance leases and hire purchase contracts	**133**	200
Foreign exchange differences	**(104)**	949
National insurance on share options	**(28)**	(1,485)
Hire of office equipment under operating leases	**26**	24
Hire of other assets under operating leases	**6,436**	2,440
Auditors' remuneration for audit services	**41**	74

Amounts payable to the auditors by the Company and its UK subsidiary undertakings in respect of non-audit services were £35,000 (2001 – £661,000). This amount principally comprises fees in relation to taxation services and EGM work. The audit fee payable by the Company was £38,000 (2001 – £69,000).

8. Taxation on loss on ordinary activities

	2002 £000	2001 £000
UK Corporation tax at 30%	**-**	-
US Federal and State tax	**-**	(4)
Release of prior year provision	**-**	29
Taxation credit	**-**	25

There is no current UK tax charge for the year due to losses made in the year at the current tax rate of 30%. The accumulated tax losses give rise to a potential deferred tax asset of £11,272,000 (2001 – £3,698,000) and the decelerated capital allowances give rise to a potential deferred tax asset of £5,289,000 (2001 – £9,307,000) which, for prudence, have not been recognised. The directors expect that the tax losses will be available to be utilised against future taxable profits when they arise. The tax effect of the exceptional items is £nil (2001 – £nil).

9. Loss per share

The basic and diluted loss per share is based on the loss for the financial year of £19,121,000 (2001 – £65,161,000) and on the weighted average number of ordinary shares in issue during the year of 150,930,084 (2001 – 150,863,203).

The adjusted loss per share has been calculated to give a clearer presentation of trading performance and is based on the adjusted loss for the financial year of £17,268,000 (2001 – £11,138,000 loss), prior to the provision for impairment of tangible fixed assets of £2,105,000 and the net other exceptional credit of £252,000 (2001 – impairment of tangible fixed assets of £50,165,000 and the net other exceptional expenses of £3,858,000).

10. Tangible fixed assets

The Group

	Property £000	Plant and equipment £000	Computer equipment £000	Office equipment £000	Motor vehicles £000	Total £000
Cost						
At 1st January, 2002	5,548	79,898	654	753	63	86,916
Additions	–	3,418	101	347	–	3,866
Disposals	–	(7,413)	(44)	(75)	(35)	(7,567)
Currency translation differences	(550)	3,293	4	26	(3)	2,770
At 31st December, 2002	4,998	79,196	715	1,051	25	85,985
Depreciation						
At 1st January, 2002	3,596	58,246	207	205	33	62,287
Provision for impairment	–	2,105	–	–	–	2,105
Charge for the year	39	6,710	228	230	6	7,213
Disposals	–	(7,413)	(33)	(74)	(14)	(7,534)
Provision on closure of sites	–	16	31	86	–	133
Currency translation differences	(358)	2,741	–	13	–	2,396
At 31st December, 2002	3,277	62,405	433	460	25	66,600
Net book value						
At 31st December, 2002	1,721	16,791	282	591	–	19,385
At 31st December, 2001	1,952	21,652	447	548	30	24,629

An impairment review of plant and equipment located at all of the Group's facilities was carried out as of 31st December, 2002 giving rise to an impairment provision of £2,105,000. The Board does not consider that reliable estimates can be obtained for the net realisable values of the Group's facilities and, accordingly, the recoverable amounts of the plant and equipment at the Group's facilities is equal to the value in use. The discount rate applied in arriving at value in use was 12 per cent.

10. Tangible fixed assets (continued)

At 31st December, 2002 tangible fixed assets included assets held under finance leases and hire purchase contracts with a net book value of £55,000 (2001 – £529,000) and assets in the course of construction that are not being depreciated of £nil (2001 – £3,820,000).

Property comprises freehold property of 3.32 acres and leasehold property of 6.39 acres. No depreciation is being provided on land amounting to £840,000 ($1,352,000) (2001 – £932,000 ($1,352,000)) as the Group has an option to acquire the freehold of the leasehold property for a consideration of £93,000 ($150,000) at any time prior to 1st January, 2008.

The Company

	Computer equipment £000	Office equipment £000	Total £000
Cost			
At 1st January, 2002	264	22	286
Additions	26	31	57
At 31st December, 2002	290	53	343
Depreciation			
At 1st January, 2002	53	4	57
Charge for the year	93	10	103
At 31st December, 2002	146	14	160
Net book value			
At 31st December, 2002	144	39	183
At 31st December, 2001	211	18	229

11. Investments in subsidiary undertakings

	The Company £000
Cost	
At 1st January, 2002	6,294
Additions	42,490
At 31st December, 2002	48,784
Amounts written off	
At 1st January, 2002	2,867
Charge to the profit and loss account	37,795
At 31st December, 2002	40,662
Net book value	
At 31st December, 2002	8,122
At 31st December, 2001	3,427

The additions for the year arose as a result of certain subsidiary companies being recapitalised.

11. Investments in subsidiary undertakings (continued)

The Company's principal subsidiary undertakings are set out as follows:

Company	Nature of business	Country of incorporation	Class of shares and proportion held
Redbus Interhouse (Holdings) Limited*	Holding company	UK	100% ordinary
Redbus Interhouse (UK) Limited*	Internet services	UK	100% ordinary
Redbus Interhouse (France) SA	Internet services	France	100% ordinary
Redbus Interhouse (Germany) GmbH	Internet services	Germany	100% ordinary
Redbus Interhouse (Italy) S.p.A	Internet services	Italy	100% ordinary
Redbus Interhouse (Netherlands) B.V.	Internet services	Holland	100% ordinary
PLC Properties LLC*	Property	USA	100% ordinary

A full list of subsidiary undertakings will be included in the Company's annual return.

* Held directly by Redbus Interhouse plc.

12. Debtors

	The Group		The Company	
	2002 £000	2001 £000	**2002 £000**	2001 £000
Amounts falling due within one year:				
Cash held in escrow account (see note 13)	**1,961**	2,931	**–**	–
Trade debtors	**3,157**	2,472	**–**	–
Rental deposits	**–**	22	**–**	–
Amounts owed by subsidiary undertakings	**–**	–	**13,184**	25,153
Value added tax recoverable	**1,649**	2,904	**24**	168
Other debtors	**225**	123	**–**	–
Prepayments and accrued income	**1,779**	1,416	**166**	172
	8,771	9,868	**13,374**	25,493
Amounts falling due after more than one year:				
Cash held in escrow account (see note 13)	**1,070**	–	**–**	–
Rental and other deposits	**5,493**	5,974	**5,369**	5,296
	6,563	5,974	**5,369**	5,296

13. Cash held in escrow account

Cash at bank and in hand of £7,112,000 (2001 – £22,152,000) does not include £3,031,000 ($4,878,120) (2001 – £2,931,000 ($4,250,000)) held in a restricted deposit account in the U.S.A. pursuant to an escrow agreement entered into with VF Workwear, Inc. ("VF") at the time the Company, then named Horace Small Apparel plc, sold its U.S. subsidiary undertakings to VF. The amount held in escrow relates to potential environmental liabilities at a property in Nashville, U.S.A. An amount equal to £1,888,630 ($3,039,939) was released since the year end. Substantially all of the balance will be retained for no less than 18 months to cover any third party claims.

In addition, a further cash amount of £626,000 ($1,000,000) was invested in the Company's U.S. subsidiary, PLC Properties LLC, the distribution of which is restricted. Of this amount, £58,000 ($93,000) (2001 – £261,000 ($378,000)) remains and is included in cash at bank and in hand of £7,112,000 at 31st December, 2002. Such restrictions will remain until the expiry of the escrow arrangement referred to above.

14. Creditors

	The Group		The Company	
	2002 £000	2001 £000	**2002 £000**	2001 £000
Amounts falling due within one year:				
Obligations under finance leases and hire purchase contracts	**16**	233	**–**	–
Trade creditors	**5,015**	4,528	**322**	323
Corporation tax	**–**	40	**–**	7
Social security and other taxes	**241**	204	**55**	106
Other creditors	**7**	22	**4**	–
Deferred income	**1,975**	1,910	**–**	–
Accruals	**2,048**	3,628	**314**	316
	9,302	10,565	**695**	752
Amounts falling due after more than one year:				
Obligations under finance leases and hire purchase contracts	**3**	19	**–**	–

15. Provisions for liabilities and charges

The Group

	National Insurance on share options £000	Environmental remedial costs £000	Onerous property leases £000	Closure of sites £000	Redundancy costs £000	Total £000
At 1st January, 2002	28	926	2,296	–	309	3,559
Charge/(credit) to the profit and loss account	(28)	(753)	24	(505)	809	(453)
Utilised in the year	–	(24)	(1,376)	2,063	(590)	73
Currency translation differences	–	(50)	(19)	–	–	(69)
At 31st December, 2002	–	99	925	1,558	528	3,110

The environmental remedial costs provision is in respect of any required remediation work on the property retained on the disposal of Horace Small Holdings to VF Workwear, Inc. in the U.S.A, the extent and timing of which cannot be determined. As set out in note 13, an amount equal to £3,031,000 ($4,878,120) (2001 – £2,931,000 ($4,250,000)) is held in a restricted deposit account in relation to potential environmental costs.

The Company

	Onerous property leases £000	Redundancy costs £000	Total £000
At 1st January, 2002	–	158	158
Charge to the profit and loss account	446	483	929
Utilised in the year	–	(359)	(359)
At 31st December, 2002	446	282	728

16. Share capital and long term incentive awards

(a) Share capital

This comprises ordinary shares as follows:

	Authorised		Allotted, called up and fully paid	
	No. of shares	£000	No. of shares	£000
At 1st January, 2002 – ordinary shares of 1 pence each	200,000,000	2,000	150,890,884	1,509
Shares issued during the year on exercise of share options	–	–	49,680	–
At 31st December, 2001 – ordinary shares of 1 pence each	200,000,000	2,000	150,940,564	1,509

The nominal value of the shares issued during the year was £496 and they were issued following the exercising of share options for a consideration of £2,876.

16. Share capital and long term incentive awards (continued)

(b) Options

The following options, which include those detailed in the Directors' Report on Remuneration, were outstanding at the year end:

Dates of Grant	Note	Option Prices (pence)	**Number 2002**	Number 2001
7th June, 1995 to 8th May, 1998	(a)	12.10 to 57.29	**368,345**	368,345
26th May, 1999 to 7th March, 2000	(b)	5.79	**4,830,000**	4,879,680
9th March, 2000	(c)	40.00	**1,115,294**	1,417,494
3rd April, 2000 to 7th December, 2000	(d)	110.00 to 289.00	**1,088,587**	1,982,408
2nd April, 2001	(d)	77.50 to 289.00	**1,629,444**	2,620,269
6th September, 2002	(d)	4.00	**3,500,000**	–
6th September, 2002	(e)	4.00	**1,950,000**	–
			14,481,670	11,268,196

Notes

(a) Options granted by Horace Small Apparel plc prior to the reverse acquisition by Redbus Interhouse Limited. All are currently exercisable and expire between 7 and 10 years from date of grant.

(b) Options granted by Redbus Interhouse Limited which were rolled over to options over Redbus Interhouse plc shares following the reverse acquisition by Redbus Interhouse Limited in April 2000. All are currently exercisable and expire 5 years from the date of grant.

(c) Options granted by Redbus Interhouse Limited which were rolled over to options over Redbus Interhouse plc shares following the reverse acquisition by Redbus Interhouse Limited in April 2000. They vest over a 3 year period, generally commencing on the first anniversary of the date of grant, and expire 10 years from the date of grant.

(d) Options granted by the Company under the Unapproved Executive Share Option Scheme 2000.

(e) Options granted under the UK Approved Schedule to the Unapproved Executive Share Option Scheme 2001 .

Options to acquire 49,680 shares were exercised during the year. Options to acquire up to 2,186,846 shares lapsed during the year.

(c) Long term incentive awards

A summary of the Company's Long Term Incentive Plan appears in the Directors' Remuneration Report.

The following awards, which include those detailed in the Directors' Remuneration Report, were outstanding:

Date of Grant	Entry Price (£)	Exit Price (£)	Total Potential Cash Value (£)	Expiry Date	**Number of Phantom Awards 2002**	Number of Phantom Awards 2001
5th December, 2000	1.885	2.89	113,506	5th December, 2010	**112,941**	112,941
5th December, 2000	1.100	1.885	470,625	5th December, 2010	**599,523**	1,000,262

No phantom awards were awarded, or exercised during the year and 400,739 lapsed during the year.

17. Reserves

The Group

	Capital Redemption Reserve £000	Share Premium Account £000	Other Reserve £000	Profit and Loss Account £000	Total £000
At 1st January, 2002	46	102,526	14,306	(69,907)	46,971
Issue of shares on the exercise of share options	–	3	–	–	3
Loss for the financial year	–	–	–	(19,121)	(19,121)
Currency translation differences	–	–	–	54	54
At 31st December, 2002	46	102,529	14,306	(88,974)	27,907

The other reserve arose on the reverse acquisition of Horace Small Apparel plc by Redbus Interhouse Limited on 5th April, 2000 and is a non-distributable reserve.

The Company

	Capital Redemption Reserve £000	Share Premium Account £000	Profit and Loss Account £000	Total £000
At 1st January, 2002	46	102,526	(54,208)	48,364
Issue of shares on the exercise of share options	–	3	–	3
Loss for the financial year	–	–	(22,206)	(22,206)
Currency translation differences	–	–	3,256	3,256
At 31st December, 2002	46	102,529	(73,158)	29,417

Of the Group's loss for the year, a loss of £22,206,000 (2001 – £66,587,000 loss) has been dealt with in the accounts of the Company. By virtue of section 230(4) of the Companies Act 1985, the Company is exempt from presenting a profit and loss account.

18. Reconciliation of movement in equity shareholders' funds

The Group

	2002 £000	2001 £000
Loss for the financial year	**(19,121)**	(65,161)
Share option compensation charge	**–**	803
Currency translation differences	**54**	103
Stamp duty accrual not required	**–**	329
New shares issued	**3**	51
Net reduction in equity shareholders' funds	**(19,064)**	(63,875)
Opening equity shareholders' funds	**48,480**	112,355
Closing equity shareholders' funds	**29,416**	48,480

19. NOTES TO THE GROUP CASH FLOW STATEMENT

a) Reconciliation of operating loss to net cash outflow from operating activities

	2002 £000	2001 £000
Operating loss	**(19,575)**	(67,939)
Provision for impairment of tangible fixed assets	**2,105**	50,165
Depreciation	**7,213**	6,287
Loss/(profit) on disposal of tangible fixed assets	**8**	(6)
Exceptional items	**(252)**	2,605
Share option compensation charge	**-**	803
Decrease/(increase) in debtors	**508**	(2,443)
(Decrease)/increase in creditors and provisions	**(1,067)**	2,405
Net cash outflow from operating activities	**(11,060)**	(8,123)

b) Analysis and reconciliation of net funds

	At 1st January, 2002 £000	Cash flow £000	Non-cash changes £000	**At 31st December, 2002 £000**
Cash at bank and in hand	22,152	(15,094)	54	**7,112**
Obligations under finance leases and hire purchase contracts	(252)	233	–	**(19)**
Net funds	21,900	(14,861)	54	**7,093**

	2002 £000	2001 £000
Decrease in cash in the year	**(15,094)**	(64,095)
Cash outflow from decrease in finance lease and hire purchase contracts	**233**	322
Change in net funds resulting from cash flows	**(14,861)**	(63,773)
Currency translation differences	**54**	103
Movement in net funds in the year	**(14,807)**	(63,670)
Net funds at the beginning of the year	**21,900**	85,570
Net funds at the end of the year	**7,093**	21,900

Net funds can be analysed as follows:

	2002 £000	2001 £000
Cash at bank and in hand	**7,112**	22,152
Obligations under finance leases and hire purchase contracts	**(19)**	(252)
Net funds	**7,093**	21,900

20. Financial instruments

The Corporate Governance review on pages 9 and 10 includes an explanation of the Company's policies in respect of financial instruments. The Company has no financial assets other than cash at bank and in hand of £7,112,000 (2001 – £22,152,000), which comprises deposits at call at floating interest rates and 7 days and monthly rates at a fixed interest rate, £5,129,000 (2001 – £5,056,000) held as collateralised cash deposits at floating interest rates, as security against rental properties and £3,031,000 ($4,878,120) (2001 – £2,931,000 ($4,250,000)) held in a restricted deposit account at a floating interest rate (note 13). At 31st December, 2002 the Company had financial liabilities of £19,000 (2001 – £252,000) denominated in sterling and at a fixed interest rate relating to obligations under finance leases and hire purchase contracts. As permitted by applicable accounting standards, short-term debtors and creditors have been excluded from the disclosures. There is no material difference between the book value and the fair value of the Group's financial assets and liabilities. Substantially all monetary assets and liabilities of the Group are denominated in the operating currency of the operating companies in the Group.

21. Financial and operating lease commitments

Capital commitments at 31st December, 2002 which had been contracted for but not provided for in these accounts totalled £nil (2001 – £1,612,000).

At 31st December, 2002 the Group was committed to making the following annual payments in respect of operating leases relating to land and buildings:

	The Group		The Company	
	2002 £000	2001 £000	**2002 £000**	2001 £000
Leases which expire: after five years	**7,082**	8,034	**260**	272
	7,082	8,034	**260**	272

The Company has guaranteed the obligations of a subsidiary Company in relation to payments due under an operating lease relating to land and buildings in respect of annual payments amounting to £612,000 (2001 – £560,000). The Company has undertaken to provide certain subsidiary companies with financial support for the next 12 months in the event that it becomes necessary.

22. Related party transactions

Whilst directors of the Company, Cliff Stanford and Tony Simkin were also directors of Redbus Group SA and of its subsidiaries Redbus Design Limited, Redbus Management Limited, Redbus Executive Aviation Limited and Redbus CPD Limited. These companies received fees of £87,820 (2001 – £274,457) for services provided in the normal course of business, of which £nil (2001 – £608) remained outstanding at the year end. A subsidiary Company provided colocation services and technical services to Redbus Management Limited amounting to £15,243 (2001 – £37,300), of which £15,243 (2001 – £8,500) had not been received at the year end.

John Porter is a director of Telos Environmental Services Limited. Telos Environmental Services Limited received fees of £66,000 (2001 – £50,000) for services provided in the normal course of business of which £28,500 (2001 – £12,500) remained outstanding at the year end. John Porter is also a director of Cheapflights.com Limited, Ministry of Sound Digital Limited and UK2.NET Limited. A subsidiary Company provided colocation services to these related parties amounting to £105,241 (2001 – £80,926) of which £4,617 (2001 – £12,571) had not been received at the year end.

Paul Dumond is a director and majority shareholder of Nautilus Management Limited. Nautilus Management Limited provided company secretarial and other services to the Company amounting to £100,000 (2001 – £155,387) of which £8,333 (2001 – £8,333) remained outstanding at the year end.

Bo Bendtsen is a director and majority shareholder of UK-2 Limited. A subsidiary company provided colocation services to this related party amounting to £96,652 (2001 – £72,821) of which £3,568 (2001 – £10,821) remained outstanding at the year end.

23. Post balance sheet events

As set out in note 13, subsequent to the year end an amount equal to £1,888,630 ($3,039,939) was released from the restricted deposit account pursuant to the escrow agreement entered into with VF Workwear Inc.

Recently, the Company received a notice to terminate a customer contract with an annual value of £1.26 million whereby the customer is seeking to terminate with effect from 1st July, 2003. The Company has not accepted the attempted termination and is taking appropriate steps.

Corporate information

REGISTERED ADDRESS	Masters House 107 Hammersmith Road London W14 0QH Tel: 020 7603 1515 Fax: 020 7603 8448
OPERATIONAL HEADQUARTERS	Sovereign House 227 Marsh Wall London E14 9SD Tel: 020 7001 0000 Fax: 020 7001 0001
WEB SITE	www.interhouse.redbus.com
COMPANY NUMBER	153088
AUDITORS	Deloitte & Touche London
LEGAL ADVISORS	Ashurst Morris Crisp 5 Appold Street, London EC2A 2HA
REGISTRARS	Capita Registrars The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU
STOCKBROKERS	Collins Stewart Limited 9th Floor 88 Wood Street London, EC2V 7QR

Directors

Michael Tobin
(Chief Executive Officer)

Mike Tobin joined the Company in March 2002 as Director of Sales and Marketing and was appointed to the Board in May 2002. He was appointed as Chief Executive Officer in March 2003. He has over 20 years' experience in the IT industry, having held various roles based across Europe. Prior to joining the Company, he was General Manager of ICL Fujitsu's eBusiness operation in Germany, having previously been General Manager of ICL's Outsourcing Division in Denmark. Prior to that he was involved in start-up and turn-around businesses including 10 years in France where he served as General Manager of Goupil Systems and with ICG (International Computer Group) where he was responsible for Business Development.

Carl Fry
(Finance Director)

Carl Fry was appointed Finance Director in July, 2000. Carl, a Chartered Accountant, has considerable public company experience within the property and technology sectors. He was Finance Director of Creston plc from 1995 until 2000 and was previously Finance Director from 1989 to 1994 at de Morgan Group plc. His earlier career included positions at OMI International plc and Inchcape plc.

Bo Bendtsen*†

Bo Bendtsen was appointed a non-executive director in June 2002. He is the founder and Executive Chairman of UK-2 Limited, the largest provider of domain name registration services in the UK. UK-2 Limited has been consistently profitable since its establishment. He is also a director of UK2 Group Limited, i-spire plc and Orient 2.com Limited.

Paul Dumond*†

Paul Dumond, a Chartered Accountant, has been a non-executive director of the Company since 1996. He is Company Secretary of Danka Business Systems PLC, a world-wide provider of office imaging solutions. He also serves as non-executive director of Mid-States PLC, a cash shell which was formerly a distributor of auto parts. He is a director of Nautilus Management Limited, a management services company.

Oliver Grace

Oliver Grace was appointed a non-executive director in November 2002. He has been a Director of Anderson Group, Inc. since 1986, President and Chief Executive Officer since 1997. He also serves on the Board of Directors of ZAO ComCorTV "CCTV"). Oliver has been a Director of Take Two Interactive Software, Inc. since 1997 as well as a Director of Second London American Growth Fund, PLC since 1995. In addition, he is a real estate property owner and manager, Chairman of Grace Development, Inc and a General Partner of The Anglo American Security Fund L.P.

* Member of the Audit Committee

† Member of the Remuneration Committee